UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 9, 2022

(Date of Report (Date of earliest event reported))

CLOUDASTRUCTURE, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

55 E 3rd Ave San Mateo, California	94401
(Address of principal executive offices)	(ZIP Code)

(650) 644-4160
(Registrant’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Cloudastructure, Inc. (the “Company”) recently received a subpoena from the U.S. Securities and Exchange Commission, in a matter captioned In the Matter of Certain Reg-A Issuers. The subpoena seeks documents from January 1, 2018 through the date of the subpoena. The Company is cooperating with the investigation and intends to produce documents in response to the subpoena. The Company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

By:	/s/ Rick Bentley
Name:	Rick Bentley
Title:	Chief Executive Officer

Date: February 9, 2022

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